ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 350 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 26, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the third quarter 2007

Attachment:
1. Unreviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and nine months ended September 30, 2007 and 2006, including English translations
2. Management's Discussion and Analysis for the third quarter 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Unreviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and nine months ended September 30, 2007 and 2006, and Management's Discussion and Analysis for the third quarter 2007 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter 2007, the Company and its subsidiaries' total revenues were Baht 24,030 million, an increase of Baht 134 million or 1% when compared with Baht 23,896 million in the third quarter 2006. Total expenses were Baht 11,339 million, a decrease of Baht 19 million or 0.2% when compared with Baht 11,358 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 7,046 million or earnings per share of Baht 2.14 compared with net income of Baht 6,813 million or earnings per share of Baht 2.08 in the third quarter 2006.

For the nine-month period of 2007, the Company and its subsidiaries' total revenues were Baht 68,261 million, while total expenses were Baht 30,303 million. The net income were Baht 20,975 million or earnings per share of Baht 6.38, comparing with the net income of Baht 21,929 million or earnings per share of Baht 6.69 in the nine-month period of 2006.

-2- / The Company and...

The Company and its subsidiaries' total consolidated assets, as of June 30, 2007 were Baht 172,577 million, total liabilities were Baht 73,254 million, and total shareholders' equities were Baht 99,323 million.

Yours sincerely,

Maroot Mrigadat
President

(Unreviewed Quarter -3 and Consolidated F/S (F45 -3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Unreviewed (In thousands)

Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	7,045,802	6,812,914	20,975,002	21,929,075
EPS (baht)	2.14	2.08	6.38	6.69

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	4,915,568	5,603,543	13,860,591	15,729,280
EPS (baht)	1.49	1.71	4.22	4.80

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

2. Management Discussion and Analysis of Operating Results for the Third Quarter of 2007

2.1 PTTEP Performance

For the first half of 2007, Thailand's economic growth rate trended downward compared to that of 2006 due to the slowdown in private consumption and investment. Nevertheless, the Office of the National Economic & Social Development (NESDB) predicts that the economy will likely to grow within the range of 4.0-4.5 percent due to several positive factors contributing to favorable economic growth including: 1) a decrease in inflation rate, 2) a downward trend in interest rates which help stimulate consumption and investment, 3) an acceleration in the disbursement of the government budget and state enterprises investments, and 4) an increase in government and state agencies workers' income and salaries.

Notable business activities at PTTEP and its subsidiaries in the Third quarter of 2007 are summarized below.

Regarding petroleum sales, PTTEP's average sales volume for the third quarter of 2007 was 183,660 barrels of oil equivalent per day (BOED), increased from the first and second quarter at the average sales volume of 171,170 BOED and 179,180 BOED respectively. In addition, the average sales volume for the first nine months of 2007 was 178,049 BOED, higher than the same period of last year (170,657 BOED). However, the average sales volume 178,049 BOED was still lower than the sales target of 187,713 BOED which was initially set at the beginning of 2007. The reasons for the deviation from the sales target were due to 1) the technical problems in the gas/condensate separation plant of Oman 44 Project; 2) the delay in production from G4/43 Project and from the new wellhead platform of B8/32 &9A Project due to the set back of the EIA approval process; and 3) the temporarily suspended production from Nang Nuan Project due to well technical problems. However, PTTEP continuously managed the constraining situations so that the Oman 44 gas/condensate separation plant was put back into normal operations and the EIA of G4/43 project was approved in September 2007. In addition, PTTEP also accelerated the production from other producing projects which made the sales volume of Bongkot, S1, Yadana, Yetagun, and Unocal III exceed their sales targets.

For the third quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in Myanmar's M9 Block as determined in the drilling results of appraisal well Zawtika-5, in addition to the 4 exploration wells and 3 appraisal wells which had been drilled in the first half of 2007. The appraisal well Zawtika-5 was drilled and encountered seven zones of natural gas bearing formations with a total thickness of 100.5 meters. The flow rate tests (Tubing Stem Test-TST) were conducted on two zones, indicating the combined flow rate of two zones to be 71.48 MMSCFD. The successful result of the appraisal well Zawtika-5 affirms the commercial potential of natural gas in Zawtika area. PTTEP will prepare a development plan for future production in M9 Block.

In addition, PTTEP continued to expand its investment as determined by the successful results of the recent bidding offer in New Zealand. PTTEP Offshore Investment Company Limited ("PTTEPO") and the consortia comprising OMV New Zealand Limited ("OMV") and Mitsui E&P Australia Pty Limited ("MEPAU") have been confirmed by Crown Minerals, the Department of Economic Development of New

Zealand, as successful bidders of 6 petroleum blocks in the Offshore Great South Basin Blocks Offer 2006. All bid blocks are located offshore, south of New Zealand's South Island. The joint ventures for all the blocks are OMV (Operator), PTTEPO, and MEPAU with the participating interests of 36%, 36% and 28% respectively. The blocks can be grouped into 3 packages: Package 1: Blocks 11 and 12 cover an area of 18,000 square kilometers; Package 2: Block 13 covers an area of 9,000 square kilometers; and Package 3: Blocks 5, 6 and 14 cover an area of 27,000 square kilometers. The success in the Offshore Great South Basin Blocks Offer 2006 is another major step for PTTEP in expanding its investment in the Asia Pacific region, which has high unexplored petroleum potential and also marks PTTEP's first investment in New Zealand.

PTTEP Siam Limited or PTTEPS, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP, the sole shareholder and the operator in the Exploration Blocks L21/48, L28/48 and L29/48, signed an Assignment Agreement with Resourceful Petroleum (Thailand) Limited or RPL to optimize the petroleum exploration risk. This has resulted in the participation interests of PTTEPS (operator) and RPL to be 70% and 30% respectively. However, the change in the participation interests will be effective upon receiving the approval of the Supplementary Concession from the government.

2.2 Results of Operations

On August 8, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.51 million to Baht 3,296.04 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 9,526,800 shares at the par value of Baht 1 per share resulting in a total of 9,526,800 Baht. As of September 30, 2007 the outstanding number of warrants was 5.19 million units (1 unit of warrant = 5 units of common shares)

On September 4, 2007, PTTEP entered into an Interest Rate Swap (IRS) with a financial institution to swap the interest rate of its 3-yr 6,000 million Baht Debentures from a fixed rate of 3.60% per annum to a floating rate of 6MFDR + 0.99% per annum until the maturity of the said debentures (6MFDR: the average of 6-month fixed deposit rates of Kasikorn Bank, Krung Thai Bank, Bangkok Bank and Siam Commercial Bank). The IRS transaction altered the Company's overall 18,500 million Baht Debt Profile which was at fixed rate, changing it into 70% fixed rate and 30% floating rate.

On September 19, 2007, PTTEP redeemed its 10-yr Samurai Bond amounting to 23 billion Yen at a rate of 3.35% per annum in which the Company had entered into Cross Currency Swap with a Japanese Financial Institution to swap its Yen Liability to USD Liability at 193.28 million with a rate of 7.86% per annum until the maturity of the bonds. As of September 30, 2007, the Company's total debt was 18,500 million Baht, all denominated in Thai Baht.

-3-/ 2.2.1 Results of Operations...

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	2nd Quarter 2007	3rd Quarter 2007	3rd Quarter 2006
Income from continuing operations			
Exploration and production	6,171	5,819	5,651
Pipelines	1,085	1,123	1,138
Others	(98)	104	24
Total net income	**7,158**	**7,046**	**6,813**
Diluted earnings per share – from continuing operations	2.17	2.14	2.07
Total Revenues - from Current Operational Results	22,961	24,030	23,896

Third Quarter of 2007 compared with Third Quarter of 2006

For the results of operations (Unreviewed) in the third quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,046 million or Baht 2.14 per share-diluted, an increase of Baht 233 million or 3% from the same period last year, in which the net profit was Baht 6,813 million or Baht 2.07 per share-diluted.

For this quarter, the total revenue was Baht 24,030 million, an increase of Baht 134 million or 1% from the same period last year (Baht 23,896 million). In this quarter petroleum sales decreased by Baht 106 million or 0.5% when compared with the same period last year, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 34.39 per USD against the same period last year at Baht 38.09 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency rose to USD 38.75 per barrel of oil equivalent (BOE) against the same period last year (USD 38.25 per BOE), however (2) the higher sales volume in this quarter to 183,660 barrels of oil equivalent per day (BOED) compared with the same period last year of 168,830 BOED. The increased sales volume mainly came from the natural gas sales volume from the Bongkok, Pailin, Oman 44 and Phu Horm projects and the crude sales volume from the S1 project. However, crude sales volume from the B8/32&9A decrease in this quarter when compared with the same period last year and the Nang Nuan's production has been suspended since 28th August, 2007.

Other revenue increased by Baht 222 million, mainly due to construction service from Arthit gas export pipeline to customer.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 11,339 million, a decrease of Baht 19 million or 0.2% from the same period last year (Baht 11,358 million). This decrease was the net effect of

(1) Decreased petroleum royalties and remuneration as a result of lower sales revenue.

-4-/ (2) Lower explanation...

(2) Lower exploration expenses, mainly due to the write-off of 4 dry wells from the Vietnam 16-1 (TGH-1X and TGL-1X), Bengara I (TIRAM 1) and B8/32 (Jarmjuree 13) projects in this quarter. In addition, the seismic cost from the MTJDA-B17-01, Cambodia B, Algeria 433a&416b and Oman 58 projects incurred in this quarter. However, there was a write-off expense of 5 dry wells from the Myanmar M7&M9, Vietnam 16-1, L22/43, G4/43 and Unocal III projects and the seismic cost from the Vietnam 16-1 project in the same period last year.

(3) Decreased depreciation and amortization expenses, mainly from the B8/32 & 9A project as a result of a decrease in production volume. However, the higher depreciation from the Pailin, Bongkot, S1, Oman 44 and Phu Horm projects resulted from an increase in production volume and additional completed oil and gas properties.

(4) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production and the recognized operating cost of crude sold (2) the B8/32&9A project, from maintenance cost in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

Third Quarter of 2007 compared with Second Quarter of 2007

For the results of operations (Unreviewed) in the third quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,046 million or Baht 2.14 per share-diluted, a decrease of Baht 112 million or 2% from the previous quarter's net profit of Baht 7,158 million, or Baht 2.17 per share-diluted.

For this quarter, the total revenue was Baht 24,030 million, an increase of Baht 1,069 million or 5% from the previous quarter (Baht 22,961 million). This increase was mainly due to higher petroleum sales of Baht 849 million, resulting from (1) sales volume increased in this quarter to 183,660 BOED against the previous quarter (179,180 BOED), resulting from the higher natural gas sales volume from the Bongkot and Oman 44 projects, crude sales volume from the S1 project and condensate sales volume from the Pailin project and (2) the increased average petroleum sales price in this quarter rose to USD 38.75 per BOE when compared with the previous quarter at USD 38.17 per BOE.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 11,339 million, an increase of Baht 1,276 million or 13% from the previous quarter (Baht 10,063 million). This increase was mainly from

(1) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production (2) the B8/32&9A project, from the maintenance cost incurred in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

(2) Higher exploration expenses, mainly due to the dry well write-off from the Vietnam 16-1 (TGH-1X and TGL-1X), Bengara I (TIRAM 1) and B8/32

-5-/ (Jarmjuree 13)...

(Jarmjuree 13) projects including the 3D seismic cost from the MTJDA-B17-01, Cambodia B and Algeria 433a&416b projects and the 2D seismic cost from the Oman 58 project.

(3) Rising depreciation and amortization expenses, mainly from the B8/32&9A project due to additional completed oil and gas properties and from the Bongkot, S1 and Oman 44 projects as a result of higher production volume.

PTTEP and its subsidiaries incurred a higher interest paid of Baht 88 million which resulted from an increase in bond issuance and lower income tax expenses of Baht 183 million due to a decreased taxable profit.

2.2.2 Results of Operations – The First Nine Months Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	The First Nine Months 2007	2006
Income from continuing operations		
Exploration and production	17,818	18,477
Pipelines	3,294	3,126
Others	(137)	326
Total net income	**20,975**	**21,929**
Diluted earnings per share – from continuing operations	6.37	6.67
Total Revenues - from Current Operational Results	68,261	70,277

Regarding the results of operations (Unreviewed) for the first nine months of 2007, PTTEP and its subsidiaries' net profit was Baht 20,975 million or Baht 6.37 per share-diluted, a decrease of Baht 954 million or 4% when compared with the first nine months of 2006's net profit of Baht 21,929 million or Baht 6.67 per share-diluted. Return on shareholder's equity for the first nine months of 2007 was 29.78%.

For the first nine months of 2007, total revenues of PTTEP and its subsidiaries amounted to Baht 68,261 million, a decrease of Baht 2,016 million or 3% when compared with the same period last year (Baht 70,277 million). This decrease was mainly due to lower sales of petroleum of Baht 2,267 million or 3%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate for the first nine months of 2007 which decreased to Baht 35.06 per USD against the same period last year at Baht 38.69 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency for the nine months of 2007 rose to USD 37.51 per barrel of oil equivalent (BOE) against the first nine months of 2006 (USD 36.72 per BOE), however (2) the higher sales volume for the first nine months of 2007 rose to 178,049 barrels of oil equivalent per day (BOED) compared with the same period last year of 2006 of 170,657 BOED. The increased sales volume mainly came from the natural gas and condensate sales volume from the Oman 44 and Phu Horm projects, the natural gas from the Yadana project and the crude sales volume from the S1 project. However, there was a lower crude sales volume from the B8/32&9A project for the first nine months of 2007 when compared with the first nine months of 2006.

-6-/ PTTEP and its subsidiaries...

PTTEP and its subsidiaries incurred expenses for the first nine months of 2007 amounting to Baht 30,303 million, a decrease of Baht 828 million or 3 % when compared with Baht 31,131 million for the same period last year. This decrease was the result of

(1) Lower petroleum royalties and remuneration mainly due to lower sales revenue.

(2) Decreased exploration expenses, mainly due to the dry well write-off from the Vietnam 16-1 (TGC-1X, TGH-1x and TGL-1x), Vietnam 9-2 (COD-2X), Bengara I (TIRAM-1), S1 (TYI-A01(AA)) and B8/32 (Jarmjuree 13) in the first nine months of 2007 including the seismic cost from the MTJDA-B1701, Cambodia B, Algeria 433a&416b and Oman 58 projects. However, there was the dry well write-off from the Myanmar M7M9, Vietnam 16-1, S1, L22/43, G4/43 and Unocal III projects and the seismic cost from the Bongkot, Myanmar M7M9, G12/48 and Vietnam B&48/95 projects in the same period last year.

(3) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production (2) the B8/32&9A project, from the maintenance cost in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

(4) Higher general administrative expenses, mainly from the B8/32&9A, Algeria 433a&416b, Oman 44 and Phu Horm projects as a result of an increase in operation activities.

2.3 Financial position

As of September 30, 2007, PTTEP and its subsidiaries had total assets of Baht 172,577 million, or Baht 14,764 million (9%) higher than at the end of 2006. This increase was mainly due to (1) an increase in oil and gas properties of Baht 13,555 million, mainly resulting from the higher investment in the Arthit, MTJDA and Myanmar M7M9 projects and (2) a long term loan to Energy Complex Co., Ltd. of Baht 430 million.

Most of the current assets as of September 30, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 73,254 million, which were higher than at the end of 2006 by Baht 3,966 million, mainly net effected from (1) the unsecured unsubordinated bond issuance of Baht 16,000 million and (2) lower current liabilities from the redemption of the 10-year Samurai Bond amounting to 23 billion Yen at a rate of 3.35% per annum and the income tax payment in May 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with

-7-/ the exercise prices...

the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2007, the total number of shares exercised was 36.04 million shares and the outstanding number of warrants was 5.19 million units.

As of September 30, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 23,645 million.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 27,010 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects, and (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 430 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 21 million mainly due to (1) cash received from the unsecured unsubordinated bond issuance of Baht 16,000 million (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 478 million (3) dividend payment to shareholder for the second half of 2006, Baht 1.50 per share, and 2007 interim dividend payment to shareholder, Baht 1.61 per share, total amounting to Baht 10,235 million and (6) Samurai bond redemption of Baht 6,629 million.

As of September 30, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 15,115 million, a decrease of Baht 3,406 million from the end of 2006.

In July and October 2007, PTTEP Offshore Investment Company Limited, which is a subsidiary of PTTEP, entered into an Oil price hedging agreement for the period from August – December 2007 for the Group's petroleum products by using the Dubai Oil as underlying crude. There was no gain or loss from Oil price hedging agreement (Zero Cost Collar) for the 1.70 million Barrel volume incurred during August – September 2007. The valid oil price hedging agreements after the third quarter of 2007 are as follows:

Derivatives	Period	Total in Million Barrel	Price (USD per BBL)
Zero Cost Collar	Oct – Dec 2007	2.55	63 - 79
Producer Swap	Nov – Dec 2007	1.00	75 - 76

2.4 Impacts on Operational Results

Investment in the E&P business is quite high especially for the acquisition of the new projects/assets and/or for the major project developments. PTTEP is engaged in 36 projects with a total 5-year expenditure of 281,274 Baht. Thus, to ensure proper investment, PTTEP has improved the investment decision-making process to review the investment proposal both in technical and commercial aspects. In addition, in the work program & budget approval process, a high investment project is subject to the capital

-8-/ allocation process...

allocation process in order to ensure proper allocation of capital investment in alignment with strategic directions. The overall investment process has been developed and put into effect at PTTEP with the main objectives being to ensure that investment decisions are made prudently, commercially, and able to generate maximum benefit to shareholders.

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007

(UNAUDITED / UNREVIEWED)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

	Consolidated		The Company	
	September 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited)	September 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited) Restated
Assets				
Current Assets				
Cash and cash equivalents	15,115,058,360	18,520,906,222	9,500,286,980	7,152,100,391
Trade receivable-parent company	10,312,486,247	8,241,233,830	5,748,209,249	5,186,351,217
Trade receivables	2,036,261,799	1,545,794,719	56,901,919	58,691,883
Inventories	230,947,911	333,028,078	38,045,285	21,523,471
Materials and supplies-net	4,230,579,096	3,997,819,595	2,105,939,825	2,162,016,678
Other current assets				
Working capital from co-venturers	999,618,554	469,749,255	4,612,867	54,354,256
Other receivables	1,761,589,404	1,172,109,745	1,008,762,202	788,290,580
Accrued interest receivables	32,669,174	48,707,872	43,216,875	88,858,781
Other current assets	1,124,296,460	635,204,615	290,358,058	222,279,992
Total Current Assets	**35,843,507,005**	**34,964,553,931**	**18,796,333,260**	**15,734,467,249**
Non-current Assets				
Investments in subsidiaries, associates and jointly controlled entities	394,475,803	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	430,000,000	-	13,216,272,415	12,998,269,720
Property, plant and equipment-net	135,058,751,179	121,503,558,029	66,798,049,710	60,666,673,737
Intangible assets	359,156,792	354,367,650	337,529,510	337,754,526
Deferred income taxes	99,358,737	-	-	-
Other non-current assets				
Prepaid expenses	283,785,087	475,624,631	24,387,688	168,795,679
Deferred of bonds issuing expenses	17,421,120	2,556,322	17,421,119	2,556,322
Other non-current assets	90,828,827	93,542,692	16,673,394	14,998,848
Total Non-current Assets	**136,733,777,545**	**122,848,353,702**	**104,559,735,565**	**98,338,450,561**
Total Assets	**172,577,284,550**	**157,812,907,633**	**123,356,068,825**	**114,072,917,810**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

	Consolidated		The Company	
	September 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited)	September 30, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited) Restated
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payables	1,882,067,972	852,762,152	329,525,068	225,003,055
Current portion of long-term loan	-	7,002,591,596	-	7,002,591,596
Working capital to co-venturers	706,214,884	432,745,957	114,818,455	9,606,506
Accrued expenses	11,220,174,265	13,125,809,934	7,469,427,091	6,897,478,316
Accrued interest payables	174,243,836	186,218,096	174,243,835	189,919,618
Income tax payables	11,518,729,413	15,725,428,267	8,348,070,696	11,782,702,997
Other current liabilities	1,193,118,022	1,458,385,343	712,647,190	671,257,731
Total Current Liabilities	26,694,548,392	38,783,941,345	17,148,732,335	26,778,559,819
Non-current Liabilities				
Loans from related party	-	-	-	2,216,296,190
Bonds	18,500,000,000	2,203,819,951	18,500,000,000	2,203,819,951
Deferred income taxes	13,920,699,800	13,057,089,619	9,521,973,704	8,529,379,993
Other non-current liabilities				
Deferred income	3,393,218,121	4,031,491,512	-	-
Provision for decommissioning costs	10,166,702,036	10,712,387,696	6,447,917,640	6,794,024,576
Other non-current liabilities	578,884,517	499,728,017	571,687,454	487,905,667
Total Non-current Liabilities	46,559,504,474	30,504,516,795	35,041,578,798	20,231,426,377
Total Liabilities	73,254,052,866	69,288,458,140	52,190,311,133	47,009,986,196
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
3,296,035,500 ordinary shares of Baht 1 each	3,296,035,500	-	3,296,035,500	-
3,286,002,000 ordinary shares of Baht 1 each	-	3,286,002,000	-	3,286,002,000
Share premium	12,775,935,080	12,307,588,440	12,775,935,080	12,307,588,440
Currency translation differences	(2,213,832,252)	(1,795,376,996)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	68,232,893,356	57,494,036,049	37,861,587,112	34,237,141,174
Total Shareholders' Equity	99,323,231,684	88,524,449,493	71,165,757,692	67,062,931,614
Total Liabilities and Shareholders' Equity	172,577,284,550	157,812,907,633	123,356,068,825	114,072,917,810

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Revenues				
Sales	22,521,292,071	22,626,899,487	12,222,761,249	12,446,296,611
Revenue from pipeline transportation	862,780,154	821,066,205	-	-
Other revenues				
Gain on foreign exchange	185,164,659	173,367,879	64,158,361	142,068,846
Interest income	179,042,433	215,229,608	275,014,515	176,541,841
Other revenues	281,817,384	59,852,716	245,879,159	108,456,248
Dividend received from related party	-	-	-	578,203,540
Total Revenues	***24,030,096,701***	***23,896,415,895***	***12,807,813,284***	***13,451,567,086***
Expenses				
Operating expenses	2,395,643,302	1,395,964,108	871,131,222	824,781,089
Exploration expenses	1,199,847,795	1,529,555,117	12,141,523	31,980,426
Selling, general and administrative expenses	676,673,697	611,862,641	292,945,619	277,116,193
Petroleum royalties and remuneration	2,959,771,849	3,488,577,405	1,527,845,157	1,555,787,076
Other expenses				
Depreciation, depletion and amortization	4,096,039,454	4,318,194,430	1,674,674,441	1,410,723,306
Director's remuneration	2,624,030	2,531,250	2,624,030	2,531,250
Share of loss from investments accounted for under equity method	8,657,689	11,518,145	-	-
Total Expenses	**11,339,257,816**	**11,358,203,096**	**4,381,361,992**	**4,102,919,340**
Income before interest and income taxes	**12,690,838,885**	**12,538,212,799**	**8,426,451,292**	**9,348,647,746**
Interest expenses	307,615,262	313,852,203	307,615,262	206,680,899
Income taxes	5,337,421,314	5,411,446,823	3,203,268,413	3,538,424,338
Net income	**7,045,802,309**	**6,812,913,773**	**4,915,567,617**	**5,603,542,509**
Earnings per share				
Basic earnings per share	2.14	2.08	1.49	1.71
Diluted earnings per share	2.14	2.07	1.49	1.70

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Revenues				
Sales	63,924,075,301	66,190,666,673	34,862,984,912	35,808,598,494
Revenue from pipeline transportation	2,495,098,444	2,126,202,371	-	-
Other revenues				
Gain on foreign exchange	862,413,800	1,021,394,453	600,012,831	716,992,055
Interest income	621,646,405	749,022,273	811,154,676	612,471,943
Other revenues	358,027,061	190,128,391	271,868,725	267,679,513
Dividend received from related party	-	-	-	1,166,207,140
Total Revenues	**68,261,261,011**	**70,277,414,161**	**36,546,021,144**	**38,571,949,145**
Expenses				
Operating expenses	5,553,480,242	4,753,601,980	2,099,597,997	2,282,420,547
Exploration expenses	2,138,373,640	2,521,440,601	63,807,254	381,512,374
Selling, general and administrative expenses	2,315,776,013	2,043,205,081	904,263,407	933,429,586
Petroleum royalties and remuneration	8,633,506,760	10,211,388,730	4,357,873,116	4,475,882,942
Other expenses				
Depreciation, depletion and amortization	11,629,171,627	11,581,107,345	4,856,034,412	4,257,822,636
Director's remuneration	8,484,836	7,987,500	8,484,836	7,987,500
Share of loss from investments accounted for under equity method	24,228,574	12,735,207	-	-
Total Expenses	**30,303,021,692**	**31,131,466,444**	**12,290,061,022**	**12,339,055,585**
Income before interest and income taxes	**37,958,239,319**	**39,145,947,717**	**24,255,960,122**	**26,232,893,560**
Interest expenses	705,487,656	950,456,037	767,547,474	561,792,691
Income taxes	16,277,749,651	16,266,417,066	9,627,822,005	9,941,821,338
Net income	**20,975,002,012**	**21,929,074,614**	**13,860,590,643**	**15,729,279,531**
Earnings per share				
Basic earnings per share	6.38	6.69	4.22	4.80
Diluted earnings per share	6.37	6.67	4.21	4.79

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Reviewed							
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital issued and paid-up	10,827,800	369,093,520	-	-	-	-	379,921,320
Currency translation differences	-	-	(562,315,864)	-	-	-	(562,315,864)
Net income	-	-	-	-	-	21,929,074,614	21,929,074,614
Dividend paid	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at September 30, 2006	3,285,488,300	12,287,422,520	(1,595,050,398)	332,200,000	16,900,000,000	51,375,839,283	82,585,899,705
Unaudited / Unreviewed							
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up	10,033,500	468,346,640	-	-	-	-	478,380,140
Currency translation differences	-	-	(418,455,256)	-	-	-	(418,455,256)
Net income	-	-	-	-	-	20,975,002,012	20,975,002,012
Dividend paid	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007	3,296,035,500	12,775,935,080	(2,213,832,252)	332,200,000	16,900,000,000	68,232,893,356	99,323,231,684

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Unreviewed							
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	-	-	1,032,734,534	-	-	(15,830,086,603)	(14,797,352,069)
Balance after adjustment	3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,459	56,899,966,959
Share capital issued and paid-up	10,827,800	369,093,520	-	-	-	-	379,921,320
Net income (Restated)	-	-	-	-	-	15,729,279,531	15,729,279,531
Dividend paid	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at September 30, 2006	3,285,488,300	12,287,422,520	-	332,200,000	16,900,000,000	29,345,957,597	62,151,068,417
Unaudited / Unreviewed							
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Cumulative effect of accounting change	-	-	1,795,376,996	-	-	(23,256,894,875)	(21,461,517,879)
Balance after adjustment	3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	10,033,500	468,346,640	-	-	-	-	478,380,140
Net income	-	-	-	-	-	13,860,590,643	13,860,590,643
Dividend paid	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007	3,296,035,500	12,775,935,080	-	332,200,000	16,900,000,000	37,861,587,112	71,165,757,692

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Cash flows from operating activities				
Net income	20,975,002,012	21,929,074,614	13,860,590,643	15,729,279,531
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of loss from investments accounted for under equity method	24,228,574	12,735,207	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	144,407,991	114,520,347	144,407,991	114,520,347
Depreciation, depletion and amortization	11,625,155,153	11,573,925,704	4,852,017,938	4,254,946,774
Amortization of bonds issuing expenses	4,016,474	7,181,641	4,016,474	2,875,862
Amortization of prepaid expenses	47,431,553	46,334,609	-	-
Bond discount	-	831,637	-	-
Amortization of exploration costs	1,151,775,506	1,168,049,314	12,593,089	19,332,259
Gain on disposal of assets	(28,713,970)	-	(26,970,840)	-
(Gain) loss on disposal of materials	24,743,738	319,787	(1,090,401)	313,498
Deferred income taxes	841,947,096	19,304,644	992,593,710	303,138,843
Income recognized from deferred income	(621,465,270)	(613,973,916)	-	-
Dividend received from related party	-	-	-	(1,166,207,140)
Unrealized gain on foreign exchange	(670,823,674)	(2,277,321,597)	(276,667,597)	(757,550,595)
Realized gain on foreign exchange from bond redemption	(461,153,243)	-	(461,153,243)	-
	33,056,551,940	31,980,981,991	19,100,337,764	18,500,649,379
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(517,606,828)	156,943,300	1,751,335	(26,856,742)
Increase in trade receivable-parent company	(2,070,565,469)	(2,861,491,176)	(561,858,032)	(2,706,147,477)
(Increase) decrease in inventories	102,080,167	(132,223,933)	(16,521,814)	10,988,775
(Increase) decrease in materials and supplies-net	(259,223,708)	(774,140,611)	57,167,254	(364,112,614)
(Increase) decrease in working capital from co-venturers	(736,022,230)	370,907,714	49,741,389	106,897,984
Increase in other receivables	(597,746,369)	(648,029,413)	(219,588,913)	(507,723,925)
Decrease in accrued interest receivables	15,816,409	50,467,482	45,664,258	99,553,510
(Increase) decrease in other current assets	(490,016,230)	273,672,518	(68,373,850)	128,261,652
(Increase) decrease in other non-current assets	2,614,822	8,386,713	(1,674,546)	103,500
(Decrease) increase in accounts payables	1,154,924,446	(270,861,976)	103,423,920	(38,822,019)
Increase in working capital to co-venturers	283,411,235	196,691,654	110,124,931	43,472,306

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)	(Unaudited/ Unreviewed)	(Unaudited/ Unreviewed) Restated
Changes in assets and liabilities (continued)				
(Decrease) increase in accrued expenses	(1,675,001,413)	624,653,632	613,254,107	460,315,920
Decrease in accrued interest payables	(11,974,260)	(53,003,019)	(15,675,783)	(173,576,894)
Decrease in income tax payables	(4,198,854,792)	(1,883,751,453)	(3,434,632,301)	(750,258,710)
(Decrease) increase in other current liabilities	(281,508,255)	480,192,766	21,372,405	174,045,048
(Decrease) increase in deferred income	(56,743)	33,772	-	-
Increase in other non-current liabilities	79,156,500	119,855,666	83,781,788	116,983,300
Loss from translation foreign entities' financial statements	(210,493,528)	(156,932,010)	-	-
	(9,411,066,246)	**(4,498,628,374)**	**(3,232,043,852)**	**(3,426,876,386)**
Net cash provided by operating activities	**23,645,485,694**	**27,482,353,617**	**15,868,293,912**	**15,073,772,993**
Cash flows from investing activities				
Increase in loans to related parties	(430,000,000)	-	(312,636,393)	(2,697,491,426)
Increase in investments in related party	-	(30,000,000)	-	(30,000,000)
Dividend received from related party	-	-	-	1,166,207,140
Increase in property, plant and equipment	(26,529,071,700)	(25,186,329,925)	(10,927,919,478)	(15,851,585,290)
Increase in intangible assets	(51,114,601)	(44,044,237)	(40,871,667)	(41,054,831)
Net cash used in investing activities	**(27,010,186,301)**	**(25,260,374,162)**	**(11,281,427,538)**	**(17,453,924,407)**
Cash flows from financing activities				
Bond redemption	(6,629,078,256)	-	(6,629,078,256)	-
Cash received from bonds	16,383,819,952	-	16,383,819,952	-
Increase in bonds issuing expenses	(18,881,271)	-	(18,881,271)	-
(Decrease) increase in loans from related party	-	-	(2,216,296,190)	3,344,107,502
Cash received from common share issuing	478,380,140	379,921,320	478,380,140	379,921,320
Dividend paid	(10,235,481,081)	(10,855,480,767)	(10,235,481,081)	(10,855,480,767)
Net cash used in financing activities	**(21,240,516)**	**(10,475,559,447)**	**(2,237,536,706)**	**(7,131,451,945)**
Net increase (decrease) in cash and cash equivalents	(3,385,941,123)	(8,253,579,992)	2,349,329,668	(9,511,603,359)
Cash and cash equivalents at beginning of the period	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
	15,134,965,099	22,253,486,441	9,501,430,059	4,310,164,243
Effects of exchange differences	(19,906,739)	(110,312,872)	(1,143,079)	(3,492,269)
Cash and cash equivalents at end of the period	**15,115,058,360**	**22,143,173,569**	**9,500,286,980**	**4,306,671,974**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	710,521,712	975,352,740	775,514,174	717,672,415
Income taxes	20,027,506,743	18,160,634,299	12,079,625,777	10,379,406,630

RECEIVED
2007 NOV -5 A 7:04

PTTEP No. 1.910/ 351/2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 30, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the third quarter 2007

Reference: Letter PTTEP No. 1.910/ 350 / 2007, dated October 26, 2007.

Attachment:
1. Reviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and nine months ended September 30, 2007 and 2006, including English translations, all of which have been reviewed by the Auditor
2. Management's Discussion and Analysis for the third quarter 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Reviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and nine months ended September 30, 2007 and 2006, and Management's Discussion and Analysis for the third quarter 2007 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, for the period of three months and nine months ended September 30, 2007, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the third quarter 2007, dated October 26, 2007.

Yours sincerely,

Maroot Mrigadat
President

(Reviewed Quarter -3 and Consolidated F/S (F45 -3))
Report: Reviewed Quarterly Financial Statements
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Reviewed
(In thousands)
Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	7,045,802	6,812,914	20,975,002	21,929,075
EPS (baht)	2.14	2.08	6.38	6.69

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	4,915,568	5,603,543	13,860,591	15,729,280
EPS (baht)	1.49	1.71	4.22	4.80

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________

(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIODS OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at September 30, 2007, the related consolidated and the Company statements of income for the periods of three months and nine months ended September 30, 2007 and 2006, the related consolidated and the Company statements of changes in shareholders' equity and statements of cash flows for the periods of nine months ended September 30, 2007 and 2006 of PTT Exploration and Production Public Company Limited and subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standards require the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2006, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2007. The consolidated and the Company balance sheets as at December 31, 2006, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report, except as discussed in the paragraph 5.

As discussed in Note 2, the Company has changed the Accounting for investments in subsidiaries and associates presented under the cost method rather than the equity method in accordance with the Federation of Accounting Professions and restated the Company statements of income for the periods of three months and nine months ended September 30, 2006 and balance sheets as at December 31, 2006, for applying this new accounting policy. The Office of the Auditor General of Thailand has audited the adjustments for the Company restated financial statements for the year ended December 31, 2006. In the opinion of the Office of the Auditor General of Thailand, the adjustments are appropriate and have been made properly in the Company financial statements.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Prungsri Chobtham*
(Prungsri Chobtham)
Group Director
Acting Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

October 26, 2007

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

Assets	Notes	Consolidated September 30, 2007 (Unaudited/ Reviewed)	Consolidated December 31, 2006 (Audited)	The Company September 30, 2007 (Unaudited/ Reviewed)	The Company December 31, 2006 (Audited) Restated
Current Assets					
Cash and cash equivalents	4	15,115,058,360	18,520,906,222	9,500,286,980	7,152,100,391
Trade receivable-parent company	5	10,312,486,247	8,241,233,830	5,748,209,249	5,186,351,217
Trade receivables	5	2,036,261,799	1,545,794,719	56,901,919	58,691,883
Inventories		230,947,911	333,028,078	38,045,285	21,523,471
Materials and supplies-net		4,230,579,096	3,997,819,595	2,105,939,825	2,162,016,678
Other current assets					
Working capital from co-venturers		999,618,554	469,749,255	4,612,867	54,354,256
Other receivables		1,761,589,404	1,172,109,745	1,008,762,202	788,290,580
Accrued interest receivables		32,669,174	48,707,872	43,216,875	88,858,781
Other current assets		1,124,296,460	635,204,615	290,358,058	222,279,992
Total Current Assets		35,843,507,005	34,964,553,931	18,796,333,260	15,734,467,249
Non-current Assets					
Investments in subsidiaries, associates and jointly controlled entities	2, 7.2	394,475,803	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	6.2	430,000,000	-	13,216,272,415	12,998,269,720
Property, plant and equipment-net	8, 9	135,058,751,179	121,503,558,029	66,798,049,710	60,666,673,737
Intangible assets		359,156,792	354,367,650	337,529,510	337,754,526
Deferred income taxes	10.2	99,358,737	-	-	-
Other non-current assets					
Prepaid expenses	11	283,785,087	475,624,631	24,387,688	168,795,679
Deferred of bonds issuing expenses		17,421,120	2,556,322	17,421,119	2,556,322
Other non-current assets		90,828,827	93,542,692	16,673,394	14,998,848
Total Non-current Assets		136,733,777,545	122,848,353,702	104,559,735,565	98,338,450,561
Total Assets		172,577,284,550	157,812,907,633	123,356,068,825	114,072,917,810

Notes to financial statements form an integral part of these financial statements.

(Signed) Maroot Mrigadat
(Maroot Mrigadat)
President

(Signed) *Sermsak Satchawannakul*
(Sermsak Satchawannakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Unit : Baht

Liabilities and Shareholders' Equity	Notes	Consolidated September 30, 2007 (Unaudited/ Reviewed)	Consolidated December 31, 2006 (Audited)	The Company September 30, 2007 (Unaudited/ Reviewed)	The Company December 31, 2006 (Audited) Restated
Current Liabilities					
Accounts payables		1,882,067,972	852,762,152	329,525,068	225,003,055
Current portion of long-term loan	12	-	7,002,591,596	-	7,002,591,596
Working capital to co-venturers		706,214,884	432,745,957	114,818,455	9,606,506
Accrued expenses		11,220,174,265	13,125,809,934	7,469,427,091	6,897,478,316
Accrued interest payables		174,243,836	186,218,096	174,243,835	189,919,618
Income tax payables		11,518,729,413	15,725,428,267	8,348,070,696	11,782,702,997
Other current liabilities		1,193,118,022	1,458,385,343	712,647,190	671,257,731
Total Current Liabilities		26,694,548,392	38,783,941,345	17,148,732,335	26,778,559,819
Non-current Liabilities					
Loans from related party		-	-	-	2,216,296,190
Bonds	12	18,500,000,000	2,203,819,951	18,500,000,000	2,203,819,951
Deferred income taxes	10.2	13,920,699,800	13,057,089,619	9,521,973,704	8,529,379,993
Other non-current liabilities					
Deferred income	13	3,393,218,121	4,031,491,512	-	-
Provision for decommissioning costs		10,166,702,036	10,712,387,696	6,447,917,640	6,794,024,576
Other non-current liabilities		578,884,517	499,728,017	571,687,454	487,905,667
Total Non-current Liabilities		46,559,504,474	30,504,516,795	35,041,578,798	20,231,426,377
Total Liabilities		73,254,052,866	69,288,458,140	52,190,311,133	47,009,986,196
Shareholders' Equity					
Share capital	14				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
3,296,035,500 ordinary shares of Baht 1 each		3,296,035,500	-	3,296,035,500	-
3,286,002,000 ordinary shares of Baht 1 each		-	3,286,002,000	-	3,286,002,000
Share premium		12,775,935,080	12,307,588,440	12,775,935,080	12,307,588,440
Currency translation differences	2	(2,213,832,252)	(1,795,376,996)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	2	68,232,893,356	57,494,036,049	37,861,587,112	34,237,141,174
Total Shareholders' Equity		99,323,231,684	88,524,449,493	71,165,757,692	67,062,931,614
Total Liabilities and Shareholders' Equity		172,577,284,550	157,812,907,633	123,356,068,825	114,072,917,810

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/ Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Note	Consolidated		The Company	
		2007	2006	2007	2006 Restated
Revenues					
Sales		22,521,292,071	22,626,899,487	12,222,761,249	12,446,296,611
Revenue from pipeline transportation		862,780,154	821,066,205	-	-
Other revenues					
Gain on foreign exchange		185,164,659	173,367,879	64,158,361	142,068,846
Interest income		179,042,433	215,229,608	275,014,515	176,541,841
Other revenues		281,817,384	59,852,716	245,879,159	108,456,248
Dividend received from related party		-	-	-	578,203,540
Total Revenues		**24,030,096,701**	**23,896,415,895**	**12,807,813,284**	**13,451,567,086**
Expenses					
Operating expenses		2,395,643,302	1,395,964,108	871,131,222	824,781,089
Exploration expenses		1,199,847,795	1,529,555,117	12,141,523	31,980,426
Selling, general and administrative expenses		676,673,697	611,862,641	292,945,619	277,116,193
Petroleum royalties and remuneration		2,959,771,849	3,488,577,405	1,527,845,157	1,555,787,076
Other expenses					
Depreciation, depletion and amortization		4,096,039,454	4,318,194,430	1,674,674,441	1,410,723,306
Director's remuneration		2,624,030	2,531,250	2,624,030	2,531,250
Share of loss from investments accounted for under equity method		8,657,689	11,518,145	-	-
Total Expenses		**11,339,257,816**	**11,358,203,096**	**4,381,361,992**	**4,102,919,340**
Income before interest and income taxes		**12,690,838,885**	**12,538,212,799**	**8,426,451,292**	**9,348,647,746**
Interest expenses		307,615,262	313,852,203	307,615,262	206,680,899
Income taxes	10.1	5,337,421,314	5,411,446,823	3,203,268,413	3,538,424,338
Net income		**7,045,802,309**	**6,812,913,773**	**4,915,567,617**	**5,603,542,509**
Earnings per share					
Basic earnings per share		2.14	2.08	1.49	1.71
Diluted earnings per share		2.14	2.07	1.49	1.70

- Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Notes	Consolidated		The Company	
		2007	2006	2007	2006 Restated
Revenues					
Sales		63,924,075,301	66,190,666,673	34,862,984,912	35,808,598,494
Revenue from pipeline transportation		2,495,098,444	2,126,202,371	-	-
Other revenues					
Gain on foreign exchange	15	862,413,800	1,021,394,453	600,012,831	716,992,055
Interest income		621,646,405	749,022,273	811,154,676	612,471,943
Other revenues		358,027,061	190,128,391	271,868,725	267,679,513
Dividend received from related party	2	-	-	-	1,166,207,140
Total Revenues		68,261,261,011	70,277,414,161	36,546,021,144	38,571,949,145
Expenses					
Operating expenses		5,553,480,242	4,753,601,980	2,099,597,997	2,282,420,547
Exploration expenses		2,138,373,640	2,521,440,601	63,807,254	381,512,374
Selling, general and administrative expenses		2,315,776,013	2,043,205,081	904,263,407	933,429,586
Petroleum royalties and remuneration	16	8,633,506,760	10,211,388,730	4,357,873,116	4,475,882,942
Other expenses					
Depreciation, depletion and amortization		11,629,171,627	11,581,107,345	4,856,034,412	4,257,822,636
Director's remuneration		8,484,836	7,987,500	8,484,836	7,987,500
Share of loss from investments accounted for under equity method		24,228,574	12,735,207	-	-
Total Expenses		30,303,021,692	31,131,466,444	12,290,061,022	12,339,055,585
Income before interest and income taxes		37,958,239,319	39,145,947,717	24,255,960,122	26,232,893,560
Interest expenses		705,487,656	950,456,037	767,547,474	561,792,691
Income taxes	10.1	16,277,749,651	16,266,417,066	9,627,822,005	9,941,821,338
Net Income		20,975,002,012	21,929,074,614	13,860,590,643	15,729,279,531
Earnings per share	17				
Basic earnings per share		6.38	6.69	4.22	4.80
Diluted earnings per share		6.37	6.67	4.21	4.79

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital issued and paid-up		10,827,800	369,093,520	-	-	-	-	379,921,320
Currency translation differences		-	-	(562,315,864)	-	-	-	(562,315,864)
Net income		-	-	-	-	-	21,929,074,614	21,929,074,614
Dividend paid		-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at September 30, 2006		3,285,488,300	12,287,422,520	(1,595,050,398)	332,200,000	16,900,000,000	51,375,839,283	82,585,899,705
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up		10,033,500	468,346,640	-	-	-	-	478,380,140
Currency translation differences		-	-	(418,455,256)	-	-	-	(418,455,256)
Net income		-	-	-	-	-	20,975,002,012	20,975,002,012
Dividend paid	20	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007		3,296,035,500	12,775,935,080	(2,213,832,252)	332,200,000	16,900,000,000	68,232,893,356	99,323,231,684

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Notes	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	2	-	-	1,032,734,534	-	-	(15,830,086,603)	(14,797,352,069)
Balance after adjustment		3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,459	56,899,966,959
Share capital issued and paid-up		10,827,800	369,093,520	-	-	-	-	379,921,320
Net income (Restated)	2	-	-	-	-	-	15,729,279,531	15,729,279,531
Dividend paid		-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at September 30, 2006		3,285,488,300	12,287,422,520	-	332,200,000	16,900,000,000	29,345,957,597	62,151,068,417
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Cumulative effect of accounting change	2	-	-	1,795,376,996	-	-	(23,256,894,875)	(21,461,517,879)
Balance after adjustment		3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		10,033,500	468,346,640	-	-	-	-	478,380,140
Net income		-	-	-	-	-	13,860,590,643	13,860,590,643
Dividend paid	20	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007		3,296,035,500	12,775,935,080	-	332,200,000	16,900,000,000	37,861,587,112	71,165,757,692

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006 Restated
Cash flows from operating activities				
Net income	20,975,002,012	21,929,074,614	13,860,590,643	15,729,279,531
Adjustment to reconcile net income to net cash provided by (used in) operating activities				
Share of loss from investments accounted for under equity method	24,228,574	12,735,207	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	144,407,991	114,520,347	144,407,991	114,520,347
Depreciation, depletion and amortization	11,625,155,153	11,573,925,704	4,852,017,938	4,254,946,774
Amortization of bonds issuing expenses	4,016,474	7,181,641	4,016,474	2,875,862
Amortization of prepaid expenses	47,431,553	46,334,609	-	-
Bond discount	-	831,637	-	-
Amortization of exploration costs	1,151,775,506	1,168,049,314	12,593,089	19,332,259
Gain on disposal of assets	(28,713,970)	-	(26,970,840)	-
(Gain) loss on disposal of materials	24,743,738	319,787	(1,090,401)	313,498
Deferred income taxes	841,947,096	19,304,644	992,593,710	303,138,843
Income recognized from deferred income	(621,465,270)	(613,973,916)	-	-
Dividend received from related party	-	-	-	(1,166,207,140)
Unrealized gain on foreign exchange	(670,823,674)	(2,277,321,597)	(276,667,597)	(757,550,595)
Realized gain on foreign exchange from bond redemption	(461,153,243)	-	(461,153,243)	-
	33,056,551,940	31,980,981,991	19,100,337,764	18,500,649,379
Changes in assets and liabilities				
(Increase) decrease in trade receivables	(517,606,828)	156,943,300	1,751,335	(26,856,742)
Increase in trade receivable-parent company	(2,070,565,469)	(2,861,491,176)	(561,858,032)	(2,706,147,477)
(Increase) decrease in inventories	102,080,167	(132,223,933)	(16,521,814)	10,988,775
(Increase) decrease in materials and supplies-net	(259,223,708)	(774,140,611)	57,167,254	(364,112,614)
(Increase) decrease in working capital from co-venturers	(736,022,230)	370,907,714	49,741,389	106,897,984
Increase in other receivables	(597,746,369)	(648,029,413)	(219,588,913)	(507,723,925)
Decrease in accrued interest receivables	15,816,409	50,467,482	45,664,258	99,553,510
(Increase) decrease in other current assets	(490,016,230)	273,672,518	(68,373,850)	128,261,652
(Increase) decrease in other non-current assets	2,614,822	8,386,713	(1,674,546)	103,500
(Decrease) increase in accounts payables	1,154,924,446	(270,861,976)	103,423,920	(38,822,019)
Increase in working capital to co-venturers	283,411,235	196,691,654	110,124,931	43,472,306

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
				Restated
Changes in assets and liabilities (continued)				
(Decrease) increase in accrued expenses	(1,675,001,413)	624,653,632	613,254,107	460,315,920
Decrease in accrued interest payables	(11,974,260)	(53,003,019)	(15,675,783)	(173,576,894)
Decrease in income tax payables	(4,198,854,792)	(1,883,751,453)	(3,434,632,301)	(750,258,710)
(Decrease) increase in other current liabilities	(281,508,255)	480,192,766	21,372,405	174,045,048
(Decrease) increase in deferred income	(56,743)	33,772	-	-
Increase in other non-current liabilities	79,156,500	119,855,666	83,781,788	116,983,300
Loss from translation foreign entities' financial statements	(210,493,528)	(156,932,010)	-	-
	(9,411,066,246)	**(4,498,628,374)**	**(3,232,043,852)**	**(3,426,876,386)**
Net cash provided by operating activities	**23,645,485,694**	**27,482,353,617**	**15,868,293,912**	**15,073,772,993**
Cash flows from investing activities				
Increase in loans to related parties	(430,000,000)	-	(312,636,393)	(2,697,491,426)
Increase in investments in related party	-	(30,000,000)	-	(30,000,000)
Dividend received from related party	-	-	-	1,166,207,140
Increase in property, plant and equipment	(26,529,071,700)	(25,186,329,925)	(10,927,919,478)	(15,851,585,290)
Increase in intangible assets	(51,114,601)	(44,044,237)	(40,871,667)	(41,054,831)
Net cash used in investing activities	**(27,010,186,301)**	**(25,260,374,162)**	**(11,281,427,538)**	**(17,453,924,407)**
Cash flows from financing activities				
Payment for bond redemption	(6,629,078,256)	-	(6,629,078,256)	-
Cash received from bonds	16,383,819,952	-	16,383,819,952	-
Increase in bonds issuing expenses	(18,881,271)	-	(18,881,271)	-
(Decrease) increase in loans from related party	-	-	(2,216,296,190)	3,344,107,502
Cash received from common share issuing	478,380,140	379,921,320	478,380,140	379,921,320
Dividend paid	(10,235,481,081)	(10,855,480,767)	(10,235,481,081)	(10,855,480,767)
Net cash used in financing activities	**(21,240,516)**	**(10,475,559,447)**	**(2,237,536,706)**	**(7,131,451,945)**
Net increase (decrease) in cash and cash equivalents	(3,385,941,123)	(8,253,579,992)	2,349,329,668	(9,511,603,359)
Cash and cash equivalents at beginning of the period	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
	15,134,965,099	22,253,486,441	9,501,430,059	4,310,164,243
Effects of exchange differences	(19,906,739)	(110,312,872)	(1,143,079)	(3,492,269)
Cash and cash equivalents at end of the period	**15,115,058,360**	**22,143,173,569**	**9,500,286,980**	**4,306,671,974**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	710,521,712	975,352,740	775,514,174	717,672,415
Income taxes	20,027,506,743	18,160,634,299	12,079,625,777	10,379,406,630

Notes to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2007 and 2006
(UNAUDITED/REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2006 (AUDITED)
(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standard No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These consolidated financial statements are prepared with the same basis as the consolidated financial statements for the year ended December 31, 2006. During the period, there are some changes in investment in subsidiary company as discussed in Note 3. PTTEP and subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the company which changed according to Note 22.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2006 except as discussed in Note 2.

2. The Change in Accounting Policy

Since the first quarter of 2007, the Company has changed the Accounting for investments in subsidiaries and associates presented in the Company's financial statements under the cost method rather than the equity method in accordance with the Federation of Accounting Professions issued Notification No. 26/2549 regarding Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1).

The Company's financial statements for the first nine months period of 2006 were restated according to this accounting change for comparative purpose. The effect of the change to the Company's balance sheet as at December 31, 2006, and to the Company's statement of income for the period of nine months ended September 30, 2006 are as follows:

	The Company
<u>Balance Sheet as at December 31, 2006</u>	
Decrease in investments in subsidiaries and associates	21,461.52
Decrease in currency translation differences	1,795.37
Decrease in retained earnings	23,256.89
<u>Statement of Income for the period of nine months ended September 30, 2006</u>	
Decrease in share of profit from investments accounted for under equity method	7,366.00
Increase in dividend received from related parties	1,166.21

3. The Change of Investment in Subsidiary Companies

On January 12, 2007, the Company incorporated PTTEP Thai Projects Company Limited with registered capital Baht 1 million, consisting of 100,000 ordinary shares at Baht 10 each, with 100% shareholding by PTTEPT.

On July 13, 2007, the Company incorporated PTTEP Andaman Company Limited with registered capital Baht 1 million, consisting of 100,000 ordinary shares at Baht 10 each, with 100% shareholding by PTTEPS.

4. Cash and cash equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
Cash on hand and at banks	6,462.17	4,618.57	2,331.47	1,469.91
Cash equivalents				
- Fixed deposits	35.74	8,200.20	21.08	2,409.24
- Treasury bills and promissory notes	8,617.15	5,702.14	7,147.74	3,272.95
Total	15,115.06	18,520.91	9,500.29	7,152.10

The interest rate of saving deposits held at call with banks is 0.75-4.18 % per annum (2006: 0.75-4.19 % per annum).

The interest rate of fixed deposits with banks is 3.28-4.73 % per annum (2006: 3.82-4.70 % per annum).

5. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
Trade Receivable - parent company	10,312.49	8,241.23	5,748.21	5,186.35
Trade Receivable - others				
Myanmar Oil and Gas Enterprise	741.18	683.03	-	-
Electricity Generating Authority of Thailand	111.68	119.11	27.92	29.78
Others	1,183.40	743.65	28.98	28.91
Total	2,036.26	1,545.79	56.90	58.69

6. Related Party Transactions

Significant transactions with related parties are summarized as follows:

6.1 Revenue and expense with related parties

Significant transactions with related parties for the periods of nine months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Parent company - PTT Public Company Limited (PTT)				
Revenue from petroleum sold (at price with reference to world market)	54,533.74	54,404.73	34,667.91	35,449.99
Revenue from rental (market price)	13.87	14.00	13.87	14.00
Amortization of up-front payment under Bongkot Gas Sale Agreement	144.41	114.52	144.41	114.52
Service income	208.17	-	208.17	-
Subsidiaries, Associates and Jointly Controlled Entities				
Interest income	-	-	522.58	384.68
Management fee	-	-	8.67	-
Interest expense	-	-	62.06	50.62

PTTEPO entered into oil price hedging for the Group's petroleum products with PTT for the period of August to December 2007. The derivatives underlied total volume of 1.50 million Barrel with the price between 63.5-78.0 USD per barrel by bidding process with price reference to the market.

6.2 Long-Term Loans to Related Parties

As at September 30, 2007, the Company has loans to subsidiary companies amounting to Baht 12,786.27 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans. In addition, the Company provides loans to an associated company amounting to Baht 430.00 million with interest rate of the average Minimum Loan Rate quoted for prime corporate customers of four commercial banks in Thailand. The associated company shall repay the loan principal by 2009.

7. Investments in Subsidiaries, Associates and Jointly Controlled Entities

7.1 Information of Subsidiaries, Associates and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of nine months ended	
							Cost Method		Equity Method			
		Sep. 30, 2007	Dec. 31, 2006		Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Sep. 30, 2006
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	32,897.47	30,567.57	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Commerce	0.17	0.17	PTTEP	75%	75%	0.13	0.13	13,920.50	11,211.77	-	-
				PTTEPI	25%	25%	0.04	0.04	4,656.29	3,737.33	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(178.60)	(170.30)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(295.64)	(284.19)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(2,855.88)	(1,917.94)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,870.07)	(1,758.65)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(492.11)	(866.66)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(973.07)	(685.64)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(16.44)	(23.63)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(15.80)	(22.70)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	19.43	12.54	-	-
				PTTEPT	75%	75%	0.75	0.75	58.29	37.60	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.02	3,719.02	5,075.00	3,400.34	-	1,166.21
				PTTEPO	51%	51%	3,864.89	3,864.89	5,278.78	3,535.34	-	1,213.79
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(320.79)	(265.62)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.34	1.52	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(70.36)	(55.33)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	1.46	1.64	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(122.88)	1.11	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(122.62)	1.27	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(122.36)	1.42	-	-
PTTEP Thai Projects Company Limited (PTTEP TP)	Petroleum	0.25	-	PTTEPT	100%	-	0.25	-	0.21	-	-	-
PTTEP Andaman Company Limited (PTTEPA)	Petroleum	0.25	-	PTTEPS	100%	-	0.25	-	0.23	-	-	-
Associated Companies												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	370.69	389.04	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	23.79	29.66	-	-
Jointly Controlled Entities												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum , Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.00	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,600.33	1,646.30	1,867.09	1,694.72
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,599.31	1,681.35	1,145.95	1,119.05
Orange Energy Limited (Orange)	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	10,659.51	10,542.64	-	2,925.96
B8/32 Partners Limited (B8/32 Partners)	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,860.34	3,632.87	-	1,251.35

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates and jointly controlled entities. Subsidiaries' management team is from the Company.

7.2 Investments in Subsidiaries, Associates and Jointly Controlled Entities

Investments accounted for under equity method represented in the consolidated financial statements and under cost method in the Company's financial statements comprised:

	Consolidated		The Company	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	370.69	389.04	400.00	400.00
PTT ICT Solutions Company Limited	23.79	29.66	30.00	30.00
Total	394.48	418.70	24,149.40	24,149.40

The Company's investments in jointly controlled entities are recorded in the Company's financial statements by the cost method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows:

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
Balance Sheets :										
Current assets	290.03	104.50	713.74	797.26	444.28	424.94	3,605.12	2,631.90	797.11	754.63
Non-current assets	-	-	3,256.33	3,554.04	1,804.05	1,967.22	7,213.50	7,411.12	2,887.22	2,999.51
Current liabilities	(289.03)	(103.48)	(11.98)	(42.26)	(26.42)	(30.51)	(3,244.46)	(3,614.96)	(553.46)	(1,074.05)
Non-current	-	-	(2,082.34)	(2,412.50)	(625.84)	(675.06)	(2,346.40)	(2,562.17)	(929.45)	(1,033.18)
Assets net	**1.00**	**1.02**	**1,875.75**	**1,896.54**	**1,596.07**	**1,686.59**	**5,227.76**	**3,865.89**	**2,201.42**	**1,646.91**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of nine months ended									
	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007	Sep. 30, 2006
Statements of income :										
Revenues	-	-	2,991.35	2,748.29	1,910.91	1,937.39	6,979.56	8,842.24	2,531.00	3,174.43
Expenses	-	-	(168.52)	(160.95)	(133.44)	(139.68)	(4,297.60)	(5,960.64)	(1,467.77)	(2,144.97)
Income before income taxes	-	-	2,822.83	2,587.34	1,777.47	1,797.71	2,681.96	2,881.60	1,063.23	1,029.46
Income taxes	-	-	(786.32)	(729.46)	(513.38)	(523.51)	(1,320.10)	(1,576.96)	(508.71)	(379.06)
Net income	-	-	**2,036.51**	**1,857.88**	**1,264.09**	**1,274.20**	**1,361.86**	**1,304.64**	**554.52**	**650.40**

8. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
<u>Historical cost</u>							
Balance as at December 31, 2006	172,665.56	6,994.86	2,683.29	11,789.47	7,306.39	2,586.82	204,026.39
Increase	18,752.84	7,451.08	201.05	-	1.14	89.87	26,495.98
Decrease	(82.64)	(873.14)	(2.76)	-	-	(171.87)	(1,130.41)
Currency translation differences	-	-	-	-	(370.50)	-	(370.50)
Balance as at September 30, 2007	191,335.76	13,572.80	2,881.58	11,789.47	6,937.03	2,504.82	229,021.46
<u>Accumulated depreciation</u>							
Balance as at December 31, 2006	(73,995.60)	-	(1,846.07)	(3,673.89)	(2,029.51)	(977.76)	(82,522.83)
Depreciation for the period	(10,233.14)	-	(160.72)	(835.41)	(172.25)	(177.31)	(11,578.83)
Decrease	(0.23)	-	4.00	(0.02)	-	42.09	45.84
Currency translation differences	-	-	-	-	93.11	-	93.11
Balance as at September 30, 2007	(84,228.97)	-	(2,002.79)	(4,509.32)	(2,108.65)	(1,112.98)	(93,962.71)
Net book value as at December 31, 2006	98,669.96	6,994.86	837.22	8,115.58	5,276.88	1,609.06	121,503.56
Net book value as at September 30, 2007	107,106.79	13,572.80	878.79	7,280.15	4,828.38	1,391.84	135,058.75

Depreciation included in statement of income for the period of nine months ended Sep. 30, 2006 Baht 11,457.85 Million

Depreciation included in statement of income for the period of nine months ended Sep. 30, 2007 Baht 11,578.83 Million

	The Company						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2006	90,860.54	7.47	1,076.74	7,503.48	-	1,714.82	101,163.05
Increase	9,796.14	1,022.56	163.77	-	-	102.29	11,084.76
Decrease	(12.69)	-	(0.70)	-	-	(170.77)	(184.16)
Balance as at September 30, 2007	100,643.99	1,030.03	1,239.81	7,503.48	-	1,646.34	112,063.65
Accumulated depreciation							
Balance as at December 31, 2006	(36,743.62)	-	(931.68)	(1,928.80)	-	(892.28)	(40,496.38)
Depreciation for the period	(4,211.57)	-	(49.90)	(404.41)	-	(145.04)	(4,810.92)
Decrease	0.10	-	0.69	-	-	40.91	41.70
Balance as at September 30, 2007	(40,955.09)	-	(980.89)	(2,333.21)	-	(996.41)	(45,265.60)
Net book value as at December 31, 2006	54,116.92	7.47	145.06	5,574.68	-	822.54	60,666.67
Net book value as at September 30, 2007	59,688.90	1,030.03	258.92	5,170.27	-	649.93	66,798.05

Depreciation included in statement of income for the period of nine months ended Sep. 30, 2006 Baht 4,219.20 Million

Depreciation included in statement of income for the period of nine months ended Sep. 30, 2007 Baht 4,810.92 Million

9. Carried Cost under Petroleum Sharing Contract

Under Petroleum Sharing Contracts in which the government has participation interest, some contracts require the contractor parties excluding the government to fund the costs of all exploration operations until determination of the first development area. These costs are incurred by the contractor parties at an agreed proportion for those of the government's share, carried cost. When the project commerce production, such carried costs shall be fully recouped without interest by the contractor parties under the agreed procedures from the production of petroleum.

The Group recorded the transactions of carried costs through various accounts, following the petroleum operations under the Successful Efforts Method. They are mainly recorded in oil and gas properties in balance sheet and exploration expense in the statement of income.

As of September 30, 2007, the Group has carried costs under the above terms of the contract with the cumulative amount as follows:

Project	Carried Cost	
	Oil and Gas Properties	Exploration Expense (Cumulative since 2002 – September 30, 2007)
Vietnam 52/97	34.57	-
Vietnam B&48/95	36.18	-
Vietnam 16-1	411.08	1,202.68
Vietnam 9-2	1,065.68	1,054.64
Algeria 433a & 416b	253.92	220.71

10. Income taxes and Deferred Income Taxes

10.1 Income taxes

Income taxes for the periods of three months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum income tax				
Current tax expenses	3,923.21	5,192.97	2,468.15	3,349.35
Deferred tax expenses	625.86	(259.85)	680.82	133.36
Total	4,549.07	4,933.12	3,148.97	3,482.71
Income tax under Revenue Code				
Current tax expenses	88.04	(257.83)	54.62	43.08
Deferred tax expenses	(2.27)	12.81	(0.32)	12.63
Total	85.77	(245.02)	54.30	55.71
Income tax in the Foreign Country				
Current tax expenses	698.45	702.19	-	-
Deferred tax expenses	4.13	21.16	-	-
Total	702.58	723.35	-	-
Total income taxes	5,337.42	5,411.45	3,203.27	3,538.42

Income taxes for the periods of nine months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum income tax				
Current tax expenses	12,757.79	14,302.29	8,469.07	8,987.75
Deferred tax expenses	916.86	289.81	918.26	883.65
Total	13,674.65	14,592.10	9,387.33	9,871.40
Income tax under Revenue Code				
Current tax expenses	865.51	(331.75)	334.57	4.74
Deferred tax expenses	(256.01)	86.45	(94.08)	65.68
Total	609.50	(245.30)	240.49	70.42
Income tax in the Foreign Country				
Current tax expenses	1,980.92	1,787.60	-	-
Deferred tax expenses	12.68	132.02	-	-
Total	1,993.60	1,919.62	-	-
Total income taxes	16,277.75	16,266.42	9,627.82	9,941.82

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

10.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets are as follows:

	Consolidated		The Company	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
Deferred income tax assets				
Petroleum income tax	(74.55)	-	-	-
Income tax under Revenue Code	173.91	-	-	-
Total	99.36	-	-	-
Deferred income tax liabilities				
Petroleum income tax	12,461.72	11,450.99	9,527.20	8,440.53
Income tax under Revenue Code	(5.23)	76.88	(5.23)	88.85
Income tax in the foreign country	1,464.21	1,529.22	-	-
Total	13,920.70	13,057.09	9,521.97	8,529.38
	13,821.34	13,057.09	9,521.97	8,529.38

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
Amortization of decommissioning and gain from revaluation of decommissioning costs	1,438.40	1,293.99	638.83	609.67
Provision for obsolete stocks	24.59	24.59	-	-
Provision for retirement benefits	183.67	153.53	180.07	147.62
Gas price reduction	422.98	591.39	422.98	591.39
Tax loss carried forward	161.10	-	-	-
Depreciation	(16,057.31)	(15,016.49)	(10,769.08)	(9,773.96)
Bonds	-	(104.10)	-	(104.10)
Bonds issuing expenses	5.23	-	5.23	-
Total	(13,821.34)	(13,057.09)	(9,521.97)	(8,529.38)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority.

11. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Sep. 30, 2007	Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2006
Petroleum royalty to the government of the Union of Myanmar	259.40	306.82	-	-
Up-front payment under Bongkot Gas Sale Agreement	24.39	168.80	24.39	168.80
Total	283.79	475.62	24.39	168.80

PTTEPI made prepayment for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 13 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

12. Bonds

Bonds comprised:

	Consolidated and the Company			
	Sep. 30, 2007		Dec. 31, 2006	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	-	-	254.10	9,206.41
Unsecured and unsubordinated	-	18,500.00	-	-
Less Current portion of long-term loan	-	-	(193.28)	(7,002.59)
Total	-	18,500.00	60.82	2,203.82

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a maturity period of 10 years. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year. The Company totally redeemed the bonds on September 19, 2007.

The Company issued 3.50 million unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 3,500 million. The bonds bear interest at a rate of 4.88% per annum, payable every six months on February 12 and August 12 of each year, and have a maturity period of 3 years, to be redeemed on February 12, 2010.

The Company issued 2.50 million unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum. However, on May 2, 2007, the Company swapped the transaction with the same bank from USD to Baht amounting to 2,500 million, which interest rate is at the rate of 3.30% per annum until the expiry date, interest payable every six months on March 27 and September 27 of each year.

The Company issued 3 tranches of unsecured unsubordinated bonds to retail investors and institutional investors in the total amount of Baht 12,500 million, details as follows:

	Tranche 1	Tranche 2	Tranche 3
Aggregate notes amount	6,000	3,500	3,000
Tenor	3 years	5 years	15 years NC5*
Interest rate	6MFDR + 0.99%**	3.91 % per annum	5.13 % per annum
Maturity date	June 15, 2010	June 15, 2012	June 15, 2022
Types of offering	Retail Investor	Retail / Institutional investor	Institutional Investor

*NC5 (Non Call 5 years): the Company has a right to redeem such debentures in Year 5 or the Year 2012.

**On September 4, 2007, the Company entered into Interest Rate Swap (IRS) for Tranche 1 of bonds amounting to Baht 6,000 million with a financial institution to change the interest rate from fixed rate at 3.60% to floating rate at 6-month Fixed Deposit Rate plus 0.99% (6MFDR + 0.99%).

13. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT for natural gas, and MGTC and TPC receive advance payments from MOGE for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Sep. 30, 2007	Dec. 31, 2006
Deferred income for the year 1999	59.40	492.58
Deferred income for the year 2000	2,936.10	2,948.28
Deferred income for the year 2001	397.72	590.63
Total	3,393.22	4,031.49

14. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 each, or a total of Baht 3,322 million. On August 8, 2007, the Company registered the change in its issued and fully paid-up capital to be 3,296.04 million ordinary shares at Baht 1 each, or a total of Baht 3,296.04 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62.00 million ordinary shares. As at September 30, 2007, the employees exercised the warrants to purchase 36.04 million shares. Therefore, there are outstanding balances of reserved shares 25.96 million shares. The details as follows:

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.78	0.22
August 1, 2003	23.4	1:5	9.40	0.60
August 1, 2004	36.6	1:5	9.43	4.57
August 1, 2005	55.6	1:5	5.81	8.19
August 1, 2006	91.2	1:5	1.62	12.38
	Total		36.04	25.96

15. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of nine months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Realized gain (loss) on foreign exchange	191.59	(1,255.93)	323.34	(40.56)
Unrealized gain on foreign exchange	670.82	2,277.32	276.67	757.55
Total	862.41	1,021.39	600.01	716.99

16. Petroleum royalties and remuneration

Petroleum royalties and remuneration for the periods of nine months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Petroleum royalties	7,984.10	8,377.20	4,357.87	4,475.88
Special remuneration benefits	649.41	1,834.19	-	-
Total	8,633.51	10,211.39	4,357.87	4,475.88

17. Earnings per share

Basic earnings per share for the periods of nine months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to Shareholders (Million Baht)	20,975.00	21,929.07	13,860.59	15,729.28
Weighted average number of outside ordinary shares in issue (Million Shares)	3,288.26	3,277.04	3,288.26	3,277.04
Basic earnings per share (Baht)	6.38	6.69	4.22	4.80

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net income.

Diluted earnings per share for the periods of nine months ended September 30, 2007 and 2006 are as follows:

	Consolidated		The Company	
	2007	2006	2007	2006
Net income attributable to shareholders (Million Baht)	20,975.00	21,929.07	13,860.59	15,729.28
Net income used to determine diluted earnings per share (Million Baht)	20,975.00	21,929.07	13,860.59	15,729.28
Weighted average number of outside ordinary shares in issue (Million Shares)	3,288.26	3,277.04	3,288.26	3,277.04
Adjustments for share options (Million Shares)	6.63	8.46	6.63	8.46
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,294.89	3,285.50	3,294.89	3,285.50
Diluted earnings per share (Baht)	6.37	6.67	4.21	4.79

18. Segment information

Primary reporting - business segments

	Consolidation for the period of nine months ended September 30, 2007						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	8,137.69	1,027.26	225.38	2,495.10			11,885.43
- Related party	47,165.53	6,524.24	843.97	2,402.72		(2,402.72)	54,533.74
Other revenues - Third parties					141.40	(63.04)	78.36
- Related party					208.17		208.17
Total Revenues	**55,303.22**	**7,551.50**	**1,069.35**	**4,897.82**	**349.57**	**(2,465.76)**	**66,705.70**
Operating expenses	4,752.05	2,831.34	169.73	100.00	207.65	(2,507.29)	5,553.48
Selling, general and administrative expenses	1,470.57	309.95	225.25	22.75	38.49		2,067.01
Exploration expenses							
- Dry hole	87.19	1,081.27	(16.69)				1,151.77
- Geological and geophysical	237.85	362.84	385.91				986.60
Depreciation, depletion and amortization	10,402.01	496.76	326.85	181.33	29.15		11,436.10
Royalties and remuneration	7,643.38	990.13					8,633.51
(Gain) loss on foreign exchange	(526.46)	0.39			0.19		(525.88)
Share of loss from associates					24.23		24.23
Total Expenses	**24,066.59**	**6,072.68**	**1,091.05**	**304.08**	**299.71**	**(2,507.29)**	**29,326.82**
Segment result	**31,236.63**	**1,478.82**	**(21.70)**	**4,593.74**	**49.86**	**41.53**	**37,378.88**
Depreciation - general							(193.07)
Selling, general and administrative expenses - general							(248.77)
Operating profit							**36,937.04**
Other revenues, net							71.50
Finance costs - Interest income							621.65
- Interest expenses							(705.49)
Gain on foreign exchange							336.54
Director's remuneration							(8.48)
Profit before tax							**37,252.76**
Tax - Project	(13,982.73)	(892.89)		(1,299.71)	(17.89)		(16,193.22)
- Group							(84.54)
Net Income	**17,253.90**	**585.93**	**(21.70)**	**3,294.03**	**31.97**		**20,975.00**
Assets							
Segment assets	111,170.57	22,323.37	7,702.61	5,442.59	1,132.63		147,771.77
Investments under equity method					394.47		394.47
Unallocated assets							24,411.04
Consolidated total assets							**172,577.28**
Liabilities							
Segment liabilities	48,177.02	4,817.32	462.99	1,780.14	296.60		55,534.07
Unallocated liabilities							17,719.98
Consolidated total liabilities							**72,254.05**
Capitalization Expenditures	**19,219.75**	**6,095.03**	**1,091.35**	**(369.36)**	**139.82**		**26,176.59**

	Consolidation for the period of nine months ended September 30, 2006						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	10,916.83	869.11		2,126.20			13,912.14
- Related party	47,397.49	7,007.24		2,555.66		(2,555.66)	54,404.73
Other revenues - Third parties					188.10	(80.61)	107.49
Total Revenues	**58,314.32**	**7,876.35**	**-**	**4,681.86**	**188.10**	**(2,636.27)**	**68,424.36**
Operating expenses	4,565.50	2,954.35	3.85	104.07		(2,874.17)	4,753.60
Selling, general and administrative expenses	1,054.21	301.05	150.78	17.44	81.70		1,605.18
Exploration expenses							
- Dry hole	80.87	1,035.75	4.88				1,121.50
- Geological and geophysical	502.78	717.20	179.96				1,399.94
Depreciation, depletion and amortization	10,731.03	454.67	6.79	181.23	36.21		11,409.93
Royalties and remuneration	9,266.62	944.77					10,211.39
(Gain) loss on foreign exchange	(702.87)	45.34			(0.10)		(657.63)
Share of loss from associates					12.74		12.74
Total Expenses	**25,498.14**	**6,453.13**	**346.26**	**302.74**	**130.55**	**(2,874.17)**	**29,856.65**
Segment result	**32,816.18**	**1,423.22**	**(346.26)**	**4,379.12**	**57.55**	**237.90**	**38,567.71**
Depreciation - general							(171.17)
Selling, general and administrative expenses - general							(438.03)
Operating profit							**37,958.51**
Other revenues, net							82.64
Finance costs - Interest income							749.02
- Interest expenses							(950.46)
Gain on foreign exchange							363.77
Director's remuneration							(7.99)
Profit before tax							**38,195.49**
Tax - Project	(14,811.71)	(604.85)		(1,252.96)	(20.30)		(16,689.82)
- Group							423.40
Net Income	**18,004.47**	**818.37**	**(346.26)**	**3,126.16**	**37.25**		**21,929.07**
Assets							
Segment assets	88,009.35	16,649.01	5,090.29	6,223.14	986.56		116,958.35
Investments under equity method					415.13		415.13
Unallocated assets							32,833.95
Consolidated total assets							**150,207.43**
Liabilities							
Segment liabilities	43,234.55	5,638.14	294.51	2,027.58	181.67		51,376.45
Unallocated liabilities							16,245.08
Consolidated total liabilities							**67,621.53**
Capitalization Expenditures	**20,328.95**	**3,155.50**	**1,260.03**	**(715.21)**	**419.99**		**24,449.26**

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East, North Africa and Australia. As of balance sheet date, the Group had 12 projects under production phase and 24 projects in development and exploration phases.
- Overseas pipeline segment, the Group has investments with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's 2 business segments are managed on a worldwide basis. They operate in 3 main geographical areas:

	Consolidation for the period of nine months ended September 30, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	8,137.69	3,522.36	225.38	11,885.43
- Related party	47,165.53	6,524.24	843.97	54,533.74
Segment assets	112,303.20	27,765.96	7,702.61	147,771.77
Investments under equity method	394.47	-	-	394.47
Capitalization expenditures	19,359.57	5,725.67	1,091.35	26,176.59
Consolidated total assets	137,108.71	27,765.96	7,702.61	172,577.28

	Consolidation for the period of nine months ended September 30, 2006			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	10,916.83	2,995.31	-	13,912.14
- Related party	47,397.49	7,007.24	-	54,404.73
Segment assets	88,995.91	22,872.15	5,090.29	116,958.35
Investments under equity method	415.13	-	-	415.13
Capitalization expenditures	20,748.94	2,440.29	1,260.03	24,449.26
Consolidated total assets	122,244.99	22,872.15	5,090.29	150,207.43

19. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at September 30, 2007	
	Carrying amount	Fair value
Baht 2,500 million of unsecured and unsubordinated bond	2,500.00	2,425.67
Baht 3,500 million of unsecured and unsubordinated bond	3,500.00	3,608.37
Baht 12,500 million of unsecured and unsubordinated bond		
- Tranche 1, Baht 6,000 million	6,000.00	6,055.86
- Tranche 2, Baht 3,500 million	3,500.00	3,475.31
- Tranche 3, Baht 3,000 million	3,000.00	3,048.79
Interest rate swap for Baht 2,500 million bond	-	274.10
Interest rate swap for Baht 6,000 million bond	-	(1.13)

Oil Price Hedging

PTTEPO entered into oil price hedging for the Group's petroleum products with details as follows: (Some agreements have been dealing with PTT as discussed in Note 6.1)

Financial Derivative	Period	Total volume (million barrel)	Price (USD per barrel)
Zero Cost Collar	October – December 2007	2.55	63.00 – 79.00
Producer Swap	November – December 2007	1.00 *	75.00 – 76.15

For the third quarter of 2007, there was no gain or loss on Zero Cost Collar settled during August – September, 2007 for the volume of 1.70 million barrel.

* The derivatives of 0.70 million barrels have been entered after the balance sheet date.

20. Dividend Paid

On March 28, 2007, the annual general meeting of the shareholders approved payment of a dividend for the year 2006 of Baht 3.21 per share. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2006 at the rate of Baht 1.71 per share on August 28, 2006 and paid the dividend for the second-half-year operations of 2006 at the rate of Baht 1.50 per share on April 11, 2007.

On July 27, 2007, the Board of Directors of the Company approved payment of an interim dividend for the first-half-year operations from January 1, 2007 to June 30, 2007 of Baht 1.61 per share. The Company made a dividend payment on August 27, 2007.

21. Commitment and Contingent Liabilities

As at September 30, 2007, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.59 million in the Company's financial statements of and Baht 161.80 million in the consolidated financial statements.

On January 23, 2004, the Company signed the Gas Sales Agreement for Arthit project with PTT. Following the gas sales condition, the Company has commitment to pay to PTT approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved a loan to Energy Complex Company Limited (EnCo) based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million. As at September 30, 2007, the Company has loans to EnCo amounting to Baht 430 million.

22. Significant Events During the Period

On January 16, 2007, PTTEPO was granted an approval from the Cabinet to be the operator in the concession block A4/48, A5/48 and A6/48 with 100% participation interest.

On May 1, 2007, PTTEPM was granted an approval from Indonesian Government to increase its participation interest in Merangin-1 project from 39% to 40%

On May 4, 2007, PTTEPI was granted an approval from Thai Government to increase its participation interest in G4/43 project from 15% to 21.375%

On July 11, 2007, PTTEPO was granted the right for petroleum exploration and production in New Zealand Great South project with 36% participation interest.

On September 14, 2007, PTTEPS signed an assignment agreement to change in its participation interest in L21, 28&29/48 project from sole shareholder to 70% participation interest.

On September 18, 2007, the Company was granted an approval from the government of the Arab Republic of Egypt to be the partner in Rammana project and Sidi Abd El Rahman Offshore project in the Arab Republic of Egypt with 30% participation interest.

The Company, the operator of Arthit project with participation interest of 80%, has agreed in principle with PTT since October 2006 to produce an additional volume of natural gas from the northern area of Arthit project (Arthit North project). The Company will be the operator and the sole shareholder of the Arthit North project.

23. Events after Balance Sheet Date

On October 11, 2007, the Company was granted the right for petroleum exploration and production block 2, located offshore in the north of Bahrain. The Company will be the operator with 100% participation interest.

In October 2007, PTTEPO entered into oil price hedging for the Group's petroleum products with details as discussed in Note 19.

The Audit Committee will authorize for issue of the financial statements on October 26, 2007.

2.1 PTTEP Performance

For the first half of 2007, Thailand's economic growth rate trended downward compared to that of 2006 due to the slowdown in private consumption and investment. Nevertheless, the Office of the National Economic & Social Development (NESDB) predicts that the economy will likely to grow within the range of 4.0-4.5 percent due to several positive factors contributing to favorable economic growth including: 1) a decrease in inflation rate, 2) a downward trend in interest rates which help stimulate consumption and investment, 3) an acceleration in the disbursement of the government budget and state enterprises investments, and 4) an increase in government and state agencies workers' income and salaries.

Notable business activities at PTTEP and its subsidiaries in the Third quarter of 2007 are summarized below.

Regarding petroleum sales, PTTEP's average sales volume for the third quarter of 2007 was 183,660 barrels of oil equivalent per day (BOED), increased from the first and second quarter at the average sales volume of 171,170 BOED and 179,180 BOED respectively. In addition, the average sales volume for the first nine months of 2007 was 178,049 BOED, higher than the same period of last year (170,657 BOED). However, the average sales volume 178,049 BOED was still lower than the sales target of 187,713 BOED which was initially set at the beginning of 2007. The reasons for the deviation from the sales target were due to 1) the technical problems in the gas/condensate separation plant of Oman 44 Project; 2) the delay in production from G4/43 Project and from the new wellhead platform of B8/32 &9A Project due to the set back of the EIA approval process; and 3) the temporarily suspended production from Nang Nuan Project due to well technical problems. However, PTTEP continuously managed the constraining situations so that the Oman 44 gas/condensate separation plant was put back into normal operations and the EIA of G4/43 project was approved in September 2007. In addition, PTTEP also accelerated the production from other producing projects which made the sales volume of Bongkot, S1, Yadana, Yetagun, and Unocal III exceed their sales targets.

For the third quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in Myanmar's M9 Block as determined in the drilling results of appraisal well Zawtika-5, in addition to the 4 exploration wells and 3 appraisal wells which had been drilled in the first half of 2007. The appraisal well Zawtika-5 was drilled and encountered seven zones of natural gas bearing formations with a total thickness of 100.5 meters. The flow rate tests (Tubing Stem Test-TST) were conducted on two zones, indicating the combined flow rate of two zones to be 71.48 MMSCFD. The successful result of the appraisal well Zawtika-5 affirms the commercial potential of natural gas in Zawtika area. PTTEP will prepare a development plan for future production in M9 Block.

In addition, PTTEP continued to expand its investment as determined by the successful results of the recent bidding offer in New Zealand. PTTEP Offshore Investment Company Limited ("PTTEPO") and the consortia comprising OMV New Zealand Limited ("OMV") and Mitsui E&P Australia Pty Limited ("MEPAU") have been confirmed by Crown Minerals, the Department of Economic Development of New

Zealand, as successful bidders of 6 petroleum blocks in the Offshore Great South Basin Blocks Offer 2006. All bid blocks are located offshore, south of New Zealand's South Island. The joint ventures for all the blocks are OMV (Operator), PTTEPO, and MEPAU with the participating interests of 36%, 36% and 28% respectively. The blocks can be grouped into 3 packages: Package 1: Blocks 11 and 12 cover an area of 18,000 square kilometers; Package 2: Block 13 covers an area of 9,000 square kilometers; and Package 3: Blocks 5, 6 and 14 cover an area of 27,000 square kilometers. The success in the Offshore Great South Basin Blocks Offer 2006 is another major step for PTTEP in expanding its investment in the Asia Pacific region, which has high unexplored petroleum potential and also marks PTTEP's first investment in New Zealand.

PTTEP Siam Limited or PTTEPS, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP, the sole shareholder and the operator in the Exploration Blocks L21/48, L28/48 and L29/48, signed an Assignment Agreement with Resourceful Petroleum (Thailand) Limited or RPL to optimize the petroleum exploration risk. This has resulted in the participation interests of PTTEPS (operator) and RPL to be 70% and 30% respectively. However, the change in the participation interests will be effective upon receiving the approval of the Supplementary Concession from the government.

2.2 Results of Operations

On August 8, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.51 million to Baht 3,296.04 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 9,526,800 shares at the par value of Baht 1 per share resulting in a total of 9,526,800 Baht. As of September 30, 2007 the outstanding number of warrants was 5.19 million units (1 unit of warrant = 5 units of common shares)

On September 4, 2007, PTTEP entered into an Interest Rate Swap (IRS) with a financial institution to swap the interest rate of its 3-yr 6,000 million Baht Debentures from a fixed rate of 3.60% per annum to a floating rate of 6MFDR + 0.99% per annum until the maturity of the said debentures (6MFDR: the average of 6-month fixed deposit rates of Kasikorn Bank, Krung Thai Bank, Bangkok Bank and Siam Commercial Bank). The IRS transaction altered the Company's overall 18,500 million Baht Debt Profile which was at fixed rate, changing it into 70% fixed rate and 30% floating rate.

On September 19, 2007, PTTEP redeemed its 10-yr Samurai Bond amounting to 23 billion Yen at a rate of 3.35% per annum in which the Company had entered into Cross Currency Swap with a Japanese Financial Institution to swap its Yen Liability to USD Liability at 193.28 million with a rate of 7.86% per annum until the maturity of the bonds. As of September 30, 2007, the Company's total debt was 18,500 million Baht, all denominated in Thai Baht.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	2nd Quarter 2007	3rd Quarter 2007	3rd Quarter 2006
Income from continuing operations			
Exploration and production	6,171	5,819	5,651
Pipelines	1,085	1,123	1,138
Others	(98)	104	24
Total net income	**7,158**	**7,046**	**6,813**
Diluted earnings per share – from continuing operations	2.17	2.14	2.07
Total Revenues - from Current Operational Results	22,961	24,030	23,896

Third Quarter of 2007 compared with Third Quarter of 2006

For the results of operations in the third quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,046 million or Baht 2.14 per share-diluted, an increase of Baht 233 million or 3% from the same period last year, in which the net profit was Baht 6,813 million or Baht 2.07 per share-diluted.

For this quarter, the total revenue was Baht 24,030 million, an increase of Baht 134 million or 1% from the same period last year (Baht 23,896 million). In this quarter petroleum sales decreased by Baht 106 million or 0.5% when compared with the same period last year, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 34.39 per USD against the same period last year at Baht 38.09 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency rose to USD 38.75 per barrel of oil equivalent (BOE) against the same period last year (USD 38.25 per BOE), however (2) the higher sales volume in this quarter to 183,660 barrels of oil equivalent per day (BOED) compared with the same period last year of 168,830 BOED. The increased sales volume mainly came from the natural gas sales volume from the Bongkok, Pailin, Oman 44 and Phu Horm projects and the crude sales volume from the S1 project. However, crude sales volume from the B8/32&9A decrease in this quarter when compared with the same period last year and the Nang Nuan's production has been suspended since 28th August, 2007.

Other revenue increased by Baht 222 million, mainly due to construction service from Arthit gas export pipeline to customer.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 11,339 million, a decrease of Baht 19 million or 0.2% from the same period last year (Baht 11,358 million). This decrease was the net effect of

(1) Decreased petroleum royalties and remuneration as a result of lower sales revenue.

-4-/ (2) Lower explanation...

(2) Lower exploration expenses, mainly due to the write-off of 4 dry wells from the Vietnam 16-1 (TGH-1X and TGL-1X), Bengara I (TIRAM 1) and B8/32 (Jarmjuree 13) projects in this quarter. In addition, the seismic cost from the MTJDA-B17-01, Cambodia B, Algeria 433a&416b and Oman 58 projects incurred in this quarter. However, there was a write-off expense of 5 dry wells from the Myanmar M7&M9, Vietnam 16-1, L22/43, G4/43 and Unocal III projects and the seismic cost from the Vietnam 16-1 project in the same period last year.

(3) Decreased depreciation and amortization expenses, mainly from the B8/32 & 9A project as a result of a decrease in production volume. However, the higher depreciation from the Pailin, Bongkot, S1, Oman 44 and Phu Horm projects resulted from an increase in production volume and additional completed oil and gas properties.

(4) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production and the recognized operating cost of crude sold (2) the B8/32&9A project, from maintenance cost in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

Third Quarter of 2007 compared with Second Quarter of 2007

For the results of operations in the third quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 7,046 million or Baht 2.14 per share-diluted, a decrease of Baht 112 million or 2% from the previous quarter's net profit of Baht 7,158 million, or Baht 2.17 per share-diluted.

For this quarter, the total revenue was Baht 24,030 million, an increase of Baht 1,069 million or 5% from the previous quarter (Baht 22,961 million). This increase was mainly due to higher petroleum sales of Baht 849 million, resulting from (1) sales volume increased in this quarter to 183,660 BOED against the previous quarter (179,180 BOED), resulting from the higher natural gas sales volume from the Bongkot and Oman 44 projects, crude sales volume from the S1 project and condensate sales volume from the Pailin project and (2) the increased average petroleum sales price in this quarter rose to USD 38.75 per BOE when compared with the previous quarter at USD 38.17 per BOE.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 11,339 million, an increase of Baht 1,276 million or 13% from the previous quarter (Baht 10,063 million). This increase was mainly from

(1) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production (2) the B8/32&9A project, from the maintenance cost incurred in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

(2) Higher exploration expenses, mainly due to the dry well write-off from the Vietnam 16-1 (TGH-1X and TGL-1X), Bengara I (TIRAM 1) and B8/32

(Jarmjuree 13) projects including the 3D seismic cost from the MTJDA-B17-01, Cambodia B and Algeria 433a&416b projects and the 2D seismic cost from the Oman 58 project.

(3) Rising depreciation and amortization expenses, mainly from the B8/32&9A project due to additional completed oil and gas properties and from the Bongkot, S1 and Oman 44 projects as a result of higher production volume.

PTTEP and its subsidiaries incurred a higher interest paid of Baht 88 million which resulted from an increase in bond issuance and lower income tax expenses of Baht 183 million due to a decreased taxable profit.

2.2.2 Results of Operations – The First Nine Months Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	The First Nine Months 2007	 2006
Income from continuing operations		
Exploration and production	17,818	18,477
Pipelines	3,294	3,126
Others	(137)	326
Total net income	**20,975**	**21,929**
Diluted earnings per share – from continuing operations	6.37	6.67
Total Revenues - from Current Operational Results	68,261	70,277

Regarding the results of operations for the first nine months of 2007, PTTEP and its subsidiaries' net profit was Baht 20,975 million or Baht 6.37 per share-diluted, a decrease of Baht 954 million or 4% when compared with the first nine months of 2006's net profit of Baht 21,929 million or Baht 6.67 per share-diluted. Return on shareholder's equity for the first nine months of 2007 was 29.78%.

For the first nine months of 2007, total revenues of PTTEP and its subsidiaries amounted to Baht 68,261 million, a decrease of Baht 2,016 million or 3% when compared with the same period last year (Baht 70,277 million). This decrease was mainly due to lower sales of petroleum of Baht 2,267 million or 3%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate for the first nine months of 2007 which decreased to Baht 35.06 per USD against the same period last year at Baht 38.69 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency for the nine months of 2007 rose to USD 37.51 per barrel of oil equivalent (BOE) against the first nine months of 2006 (USD 36.72 per BOE), however (2) the higher sales volume for the first nine months of 2007 rose to 178,049 barrels of oil equivalent per day (BOED) compared with the same period last year of 2006 of 170,657 BOED. The increased sales volume mainly came from the natural gas and condensate sales volume from the Oman 44 and Phu Horm projects, the natural gas from the Yadana project and the crude sales volume from the S1 project. However, there was a lower crude sales volume from the B8/32&9A project for the first nine months of 2007 when compared with the first nine months of 2006.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2007 amounting to Baht 30,303 million, a decrease of Baht 828 million or 3 % when compared with Baht 31,131 million for the same period last year. This decrease was the result of

(1) Lower petroleum royalties and remuneration mainly due to lower sales revenue.

(2) Decreased exploration expenses, mainly due to the dry well write-off from the Vietnam 16-1 (TGC-1X, TGH-1x and TGL-1x), Vietnam 9-2 (COD-2X), Bengara I (TIRAM-1), S1 (TYI-A01(AA)) and B8/32 (Jarmjuree 13) in the first nine months of 2007 including the seismic cost from the MTJDA-B1701, Cambodia B, Algeria 433a&416b and Oman 58 projects. However, there was the dry well write-off from the Myanmar M7M9, Vietnam 16-1, S1, L22/43, G4/43 and Unocal III projects and the seismic cost from the Bongkot, Myanmar M7M9, G12/48 and Vietnam B&48/95 projects in the same period last year.

(3) Increased operating expenses, mainly from (1) the Nang Nuan project, resulted from the facilities re-location cost due to suspended production (2) the B8/32&9A project, from the maintenance cost in order to maintain production level and (3) the construction cost from Arthit gas export pipeline to customer.

(4) Higher general administrative expenses, mainly from the B8/32&9A, Algeria 433a&416b, Oman 44 and Phu Horm projects as a result of an increase in operation activities.

2.3 Financial position

As of September 30, 2007, PTTEP and its subsidiaries had total assets of Baht 172,577 million, or Baht 14,764 million (9%) higher than at the end of 2006. This increase was mainly due to (1) an increase in oil and gas properties of Baht 13,555 million, mainly resulting from the higher investment in the Arthit, MTJDA and Myanmar M7M9 projects and (2) a long term loan to Energy Complex Co., Ltd. of Baht 430 million.

Most of the current assets as of September 30, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 73,254 million, which were higher than at the end of 2006 by Baht 3,966 million, mainly net effected from (1) the unsecured unsubordinated bond issuance of Baht 16,000 million and (2) lower current liabilities from the redemption of the 10-year Samurai Bond amounting to 23 billion Yen at a rate of 3.35% per annum and the income tax payment in May 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with

-7-/ the exercise prices...

the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2007, the total number of shares exercised was 36.04 million shares and the outstanding number of warrants was 5.19 million units.

As of September 30, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 23,645 million.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 27,010 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects, and (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 430 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 21 million mainly due to (1) cash received from the unsecured unsubordinated bond issuance of Baht 16,000 million (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 478 million (3) dividend payment to shareholder for the second half of 2006, Baht 1.50 per share, and 2007 interim dividend payment to shareholder, Baht 1.61 per share, total amounting to Baht 10,235 million and (6) Samurai bond redemption of Baht 6,629 million.

As of September 30, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 15,115 million, a decrease of Baht 3,406 million from the end of 2006.

In July and October 2007, PTTEP Offshore Investment Company Limited, which is a subsidiary of PTTEP, entered into an Oil price hedging agreement for the period from August – December 2007 for the Group's petroleum products by using the Dubai Oil as underlying crude. There was no gain or loss from Oil price hedging agreement (Zero Cost Collar) for the 1.70 million Barrel volume incurred during August – September 2007. The valid oil price hedging agreements after the third quarter of 2007 are as follows:

Derivatives	Period	Total in Million Barrel	Price (USD per BBL)
Zero Cost Collar	Oct – Dec 2007	2.55	63 - 79
Producer Swap	Nov – Dec 2007	1.00	75 - 76

2.4 Impacts on Operational Results

Investment in the E&P business is quite high especially for the acquisition of the new projects/assets and/or for the major project developments. PTTEP is engaged in 36 projects with a total 5-year expenditure of 281,274 Baht. Thus, to ensure proper investment, PTTEP has improved the investment decision-making process to review the investment proposal both in technical and commercial aspects. In addition, in the work program & budget approval process, a high investment project is subject to the capital

allocation process in order to ensure proper allocation of capital investment in alignment with strategic directions. The overall investment process has been developed and put into effect at PTTEP with the main objectives being to ensure that investment decisions are made prudently, commercially, and able to generate maximum benefit to shareholders.

END